Exhibit 99.1

Baidu Announces Proposed Debt Offering

BEIJING, China, March 31, 2020 /PRNewswire/ — Baidu, Inc. (Nasdaq: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform, and AI company, today announced that it has filed a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) under an automatic shelf registration statement on Form F-3, pursuant to which the Company proposes to sell senior notes. The Company intends to use the net proceeds from the offering to repay certain existing indebtedness and for general corporate purposes.

The joint bookrunners of the offering are Goldman Sachs (Asia) L.L.C. and BofA Securities, Inc.

This notice is not an offer of the securities for sale in the United States of America. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling Goldman Sachs & Co. toll-free at 1-866-471-2526 and BofA Securities, Inc. at 1-800-294-1322. A registration statement relating to these securities has been filed with the SEC and has become effective under the U.S. Securities Act of 1933.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform, and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the Nasdaq Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s proposed use of proceeds from the sale of debt securities; its growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in Baidu’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers; and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F, registration statement on Form F-3, and other documents filed with the SEC. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com